UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Interim results for the six months to 30th June 2018 (unaudited)
27 July 2018	Good progress against strategic priorities, efficiency programme on track, guidance unchanged for 2018
Highlights
Revenue up 2% in underlying terms
●  North America up 3%, Core up 2% and Growth down 4%.
●  Revenue increased primarily due to US Higher Education Courseware, Online Program Management (OPM), Connections Academy, Professional Certification and Pearson Test of English Academic (PTEA), partially offset by the expected declines in Learning Studio and the expected decline in sales in our South Africa School Courseware business due to a large order in the first half 2017.
●  As in previous years, Pearson's sales are weighted towards the second half of the year.
Adjusted operating profit up 46% in underlying terms, good growth in EPS
●  Reflecting sales growth and savings from the 2017-2019 restructuring programme, partially offset by cost inflation and other operational factors.
Strong balance sheet with net debt of £775m (H1 2017: £1,633m)
●  Reflecting proceeds from disposals and operating cash flow, partially offset by the share buyback.
●  Net debt increased from £432m at the end of 2017 to £775m at the end of June 2018 in line with typical seasonality of the business.
●  Interim dividend 5.5p (2017: 5p).
Statutory results
●  Statutory operating profit of £233m (2017: £16m) with the year on year improvement driven by the profit on disposal of Wall Street English (WSE) and Utel.
●  Statutory EPS 24.1p (2017: (2.1)p) with the year on year improvement due to lower interest cost and the profit on disposal of WSE and Utel.
Simplification plans on track
●  Cost savings of £40m delivered in the first half, decommissioned over 200 applications and started the implementation of our new Enterprise Resource Planning (ERP) software system in the US.
●  US K12 courseware business continues to be held for sale.
Underlying FY 2018 guidance unchanged
●  US Higher Education Courseware revenue grew modestly in the first half helped by lower returns, as expected. However, in line with our full year guidance for this segment, we continue to expect a decline in net sales in the second half as gross sales continue to be impacted by ongoing underlying market pressures.
●  We expect Pearson to deliver underlying profit growth in 2018.

John Fallon, Chief Executive said:
"Although there is still much to do, we have had a good first half and continued to make progress against our strategic priorities. We are driving ahead in digital learning, helping more people develop the skills they need to prosper in a fast changing world."

Financial Summary
£m	H1 2018	H1 2017	Headline growth	CER growth	Underlying growth
Business performance
Sales	1,865	2,047	(9)%	(3)%	2%
Adjusted operating profit	107	107	0%	16%	46%
Operating cash flow	(202)	(72)
Adjusted earnings per share	8.2p	5.6p
Dividend per share	5.5p	5p
Net debt	(775)	(1,633)
Statutory results
Sales	1,865	2,047
Operating profit	233	16
Cash generated from operations	(131)	(219)
Basic earnings / loss per share	24.1p	(2.1)p

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, portfolio changes and changes related to the adoption of IFRS15. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Progress on our strategic priorities
During the first half of 2018 we continued to make progress on our strategic priorities of digital transformation, investing in structural growth and simplification, making us  a leaner and more agile business.

Grow market sharethrough digitaltransformation
●  Global digital registrations of MyLab and related digital courseware products rose 1% (H1 2017: a decline of 1%).
●  In North America, MyLab and related digital courseware registrations declined 1% (H1 2017: a decline of 2%). Registrations of Revel, our integrated, digital-first courseware platform, grew 65% in the first half of 2018 (H1 2017: 50%) to over 275,000, equating to more than 530,000 over the last 12 months. Including standalone eBooks North American digital registrations rose 4% in the first half.
●  North American Higher Education Courseware digital revenue grew modestly.
●  We signed more than 100 new institutions to Inclusive Access, where the delivery of courseware on the first day of the course is integrated with college systems, in the first half, taking the total to over 600 institutions.
●  We now have 130 titles available in our partner print rental programme and we plan to double that again next year adding a further 150 titles.
●  We are launching pilot versions of new developmental math courseware on the Global Learning Platform (GLP) in the second half of this year and an enhanced Revel platform based on the GLP in 2019.
●  US Student Assessments saw 1% growth in the volume of digital tests in the first half, extended contracts in Kentucky and Arizona and was awarded new contracts in Utah and Iowa.

Invest instructural growthmarkets
●  We saw good enrolment growth in OPM, where we partner with universities to take their teaching online, and in Connections Academy our K12 virtual school business, with strong pipelines underpinning revenue growth in both businesses.
●  In Professional Certification, the launch of a contract to administer medical college admissions tests contributed to revenue growth, we renewed 42 existing contracts, signed 45 new agreements and five contracts were not renewed. Pearson's Professional Certification business, VUE, partners with more than 500 credential owners across the globe.
●  Pearson Test of English Academic (PTEA) grew global test volumes by 41%.

Become simpler andmore efficient
●  We completed the sale of WSE in March 2018.
●  Our US K12 Courseware business continues to be held for sale.
●  Under the three-year transformation programme announced in May 2017 to further simplify the business, we are on track to deliver incremental cost savings of £300m per annum, with the full benefits accruing from the end of 2019 onwards1.
●  In the first half of the year, we achieved cost savings of £40m, decommissioned over 200 applications, closed seven data centres and seven offices and started the implementation of our new ERP system in the US.
●  During the second half of the year we expect to deliver further incremental savings of £40m, £105m in 2019 and £100m in 2020. Restructuring costs in the first half were £24m.

2018 outlook
Our guidance for the full year remains unchanged. We continue to expect net sales of our US Higher Education Courseware to be flat to down mid-single digit for the full year driven by ongoing underlying market pressures. We continue to expect Pearson to deliver underlying profit growth in 2018.

We expect to report an adjusted operating profit of between £520m and £560m and adjusted earnings per share of 49p to 53p in 2018 based on our portfolio2 and exchange rates prevailing on 31st December 2017.

We expect net debt to be in line with full year 2017.

We calculate that a 5c move in the US Dollar exchange rate to Sterling would impact adjusted EPS by around 2p to 2.5p.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details
Pearson's results presentation for investors and analysts will be audiocast live today from 0830 (BST) via www.pearson.com.
Dial in details:
United Kingdom Toll-Free: 08003589473United Kingdom Toll: +44 3333000804
PIN: 52241606#
Audience URL: http://pear.sn/8Rlc30l7Rb2

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial overview
Profit & loss statement
Pearson's sales decreased by £182m in headline terms to £1,865m (H1 2017: £2,047m) with portfolio adjustments reducing sales by £92m, IFRS 15 increasing revenues by £6m and currency movements decreasing revenues by £128m. Stripping out the impact of portfolio changes, IFRS 15 and currency movements, revenues were up 2% in underlying terms due to 3% growth in North America and a 2% increase in our Core segment partly offset by a 4% decline in our Growth segment.

The 2018 adjusted operating profit of £107m (H1 2017: £107m) reflects sales growth and savings from the 2017-2019 restructuring programme, offset by cost inflation, other operational factors, and the impact of FX and disposals. The first half adjusted operating profit also includes a £6m phasing benefit from the implementation of IFRS 15. Excluding this and the impact of FX and disposals, underlying adjusted operating profit grew 46%.

Net interest payable in the first half was £26m, (H1 2017: £47m) reflecting lower average net debt and reduced bond redemption charges.

Our adjusted tax charge was £16m (H1 2017: £13m).

Adjusted earnings for the period were £64m (H1 2017: £46m) and adjusted earnings per share were 8.2p (H1 2017: 5.6p).

Cash generation. Net cash used in operations was £131m compared to £219m in 2017. The reduction in cash outflow is primarily due to the absence of last year's special pension payments relating to the Penguin Random House merger in 2013. Operating cash outflow increased by £130m from £72m in 2017 to £202m. This increase was driven by higher incentive payments, lower associate dividends and revenue related movements in working capital.

Statutory results. Our statutory profit of £189m in 2018 compares to a loss of £16m in H1 2017 driven by the profit on disposals of WSE and Utel.

Capital allocation. Our disciplined approach to capital allocation and to maintaining a strong balance sheet will play a major part in driving long-term growth. Through investing in the business, delivering a sustainable and progressive dividend and returning any surplus cash to our shareholders we will create further value.

Balance sheet. Net debt decreased to £775m (H1 2017: £1,633m) reflecting disposal proceeds and operating cash flow partially offset by the share buyback.

Dividend. In line with our policy, the Board is proposing an interim dividend of 5.5p (2017: 5p).

Businesses held for sale. The assets and liabilities of our US K12 School Courseware business remain classified as held for sale on the balance sheet at 30 June 2018.

Notes:
1 Phased plan first presented on August 4th 2017 based on December 2016 exchange rates. A significant part of these costs and savings are denominated in US Dollar and other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.
2 The sale of WSE in March 2018 reduces the expected FY18 adjusted operating profit from our portfolio at the start of the year by around £6m. This impact has been absorbed within the guidance range for Adjusted Operating Profit, which remains £520m-£560m.

Operational review - Geography

£ millions	H1 2018	H1 2017	Headline growth	CER growth	Underlying growth
Sales
North America	1,223	1,285	(5%)	3%	3%
Core	383	384	0%	2%	2%
Growth	259	378	(31%)	(26%)	(4)%
Total sales	1,865	2,047	(9%)	(3%)	2%

Adjusted operating profit
North America	64	43	49%	77%	89%
Core	10	10	0%	0%	11%
Growth	11	8	38%	88%	38%
Penguin Random House	22	46	(52%)	(50%)	(4)%
Total adjusted operating profit	107	107	0%	16%	46%

See note 2 in the consolidated financial statements for the reconciliation to the equivalent statutory measures.

North America (66% of revenues)
Underlying revenue rose 3% due to growth in US Higher Education Courseware, OPM, Connections Academy, School Assessments and Professional Certification, partially offset by modest declines in K12 Courseware and the planned decline in revenue in Learning Studio, a higher education learning management system we are retiring.

Adjusted operating profit increased substantially in underlying terms due primarily to stronger trading and the benefits of the restructuring programme.

Courseware
In School Courseware, revenues were down primarily due to lower sales in open territories, reflecting the strong performance of myPerspectives for grades 6-12 English Language Arts (ELA) in the prior period. Revenues in adoption states declined slightly.

In Higher Education Courseware, total US College Spring enrolments fell 1.3%, with combined two-year public and four-year for-profit enrolments declining 2.7%, affected by rising employment rates and by regulatory change impacting the for-profit and developmental learning sectors.

Higher Education Courseware net revenues grew modestly. Lower gross sales, driven by continued cautious buying patterns from the channel, were more than offset by lower returns. In line with our full year guidance we expect a decline in net sales in the second half, as seasonally larger gross sales continue to be impacted by this underlying market pressure. Digital revenues grew modestly benefiting from continued growth in direct sales, favourable mix and selected price increases.

Global digital registrations of MyLab and related digital courseware products rose 1% (H1 2017:  1% decline).

In North America, MyLab and related digital courseware registrations declined 1% (H1 2017: 2% decline). Good growth in qualitative business and applied sciences and Revel was offset by the retirement of older titles and continued softness in enrolments in developmental math. Registrations of Revel, our integrated, digital-first courseware platform, grew 65% in the first half of 2018 (H1 2017: 50%) to over 275,000, equating to more than 530,000 over the last 12 months. Including standalone eBooks North American digital registrations rose 4% in the first half.

Our Global Learning Platform development and digital roadmap are on track to deliver new digital products with greater personalisation and enhanced engagement. In Fall 2018, we will launch pilot versions of new developmental math courseware and an enhanced Revel platform based on the GLP in 2019.

Expansion of our partner print rental programme is progressing well, ahead of Fall 2018.
We now have 130 titles available in our partner print rental programme and we plan to double that again next year adding a further 150 titles. We have recently announced an expansion of our partnership with Barnes & Noble Education in addition to our existing partnerships with Chegg and IndiCo. We continue to negotiate with other key channel partners.

Revenues from eBook rental grew 24% year on year in the first half as lower prices position eBook rental as a competitive alternative to print rental.

We continue to make good progress with our Inclusive Access (Direct Digital Access) solutions, signing over 100 new institutions in the first half, taking the total to over 600 institutions. Inclusive Access ensures that students have affordable access to the courseware that they need on day one of the course, whilst further shifting our business model in this segment away from ownership and towards subscription. Revenues from Inclusive Access at non-profit and public institutions grew strongly and accounted for around 8% of revenues in the seasonally small first half, as we signed new deals and added new courses at existing partner institutions

Assessment
In Student Assessment, revenues rose slightly as the business stabilised as expected benefiting from new contracts with College Board and New Meridian. We extended contracts in Kentucky and Arizona and were awarded new contracts in Utah and Iowa.

We delivered 21.7 million standardised online tests to K12 students, an increase of 1% from the same period in 2017. Paper-based standardised test volumes fell 18% to 9.1 million. Digital tests on Pearson's TestNav platform accounted for 70% of our testing volumes (H1 2017: 66%).

In Professional Certification, revenues grew modestly benefiting from the launch of a contract to administer medical college admissions tests. Global test volumes declined 1% to 8.1m due to lower volumes in IT and teaching certification.

During the first half Pearson's Professional Certification business, VUE renewed 42 existing contracts including Microsoft and Adobe and signed 45 new agreements. Pearson was awarded the Texas Educator Certification Examination program contract, including the TExES, TExMaT, TASC, and TASC-ASL tests. Registration for the examinations begins 1st September 2018. Five contracts were not renewed. Pearson VUE partners with more than 500 credential owners across the globe.

To support the delivery of our contract to administer medical college admissions tests, Pearson is investing in 60 new locations in the US and Canada. These centres will also provide additional capacity to serve both existing clients and a strong pipeline of new contracts.

Clinical Assessment sales were slightly down due to a limited pipeline of new products. Q-Interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth in licence sales with sub-test administrations up 97% over the same period last year. Clinical product launches planned for later in 2018 include Peabody Picture Vocabulary Test (PPVT), the Expressive Vocabulary Test (EVT) and aimswebPlus.

Services
Revenues for our K12 online school business rose strongly due to enrolment growth at Connections Academy schools, with growth in existing partnerships plus the opening of new partner schools offsetting the impact of an anticipated contract exit in Louisiana.

Three new full-time online, state-wide partner schools will open in the 2018-19 school year in Florida, Michigan, and Ohio, bringing the number of partner schools to 37 in 28 states.

Full Time Equivalent (FTE) students served grew 3% to 75,000 despite the closure of Louisiana Connections Academy. Contract exits at Commonwealth Charter Academy in Pennsylvania and Florida Virtual School are expected to lead to a decline in FTE enrolment in 2018. We continue to expect revenue growth for the full year.

The 2018 Connections Academy Parent Satisfaction Survey continues to show solid endorsement for the schools with 93% of families with enrolled students stating they would recommend our virtual schools to others and 95% agreeing that the curriculum is high quality.

Additionally, new audited efficacy research published in April shows positive academic outcomes for students enrolled in partner schools and provides insights into the types of students choosing a full-time K12 online education.

In Pearson Online Services, revenues increased as good growth in OPM enrolment and revenue more than offset the decline in Learning Studio revenues, a learning management system, which will be fully retired in 2019. Learning Studio revenues declined by over 80% to less than £1m in the first half of 2018.

In our OPM business, course enrolments grew 11% to over 194,000, boosted by strong growth in Arizona State University Online (ASU), new partners and program extensions.

Our OPM business pipeline continues to benefit from strong growth in the value of net new signings and renewals.

During the first half we signed seven new multi-year programs across five partners including the University of North Dakota Master of Accounting (MAcc) and Master of Science in Analytics programs; Pepperdine Master of Leadership; University of Maryland Master of Science in Business Analytics (MSBA); and Hofstra University LLM and MA in American Legal Studies and Ohio University MSBA.

Our partnership with ASU continues to grow strongly and we will deliver approximately 180 bachelor's and master's degree programs with ASU as of this Fall. Our relationship with Maryville University continues to grow with more than 30 new degree program launches planned over the next three years.

We renewed seven programs including University of Maryland MBA, Ohio University MHA and MSN, University of Alabama MSMIS and BSIS and George Washington University HCMBA.

During the half year we also agreed the termination of six programs that were not mutually viable as we continue to optimise our partner portfolio and a further two programs were not renewed.

Our comprehensive employer-education business, Accelerated Pathways, continues to add more corporate partners offering foundational education, GED and online degree programs to employees across the US.

Core (20% of revenues)
In underlying terms, revenues rose 2%, primarily due to strong growth in Pearson Test of English, Clinical Assessment and OPM services in the UK and Australia partially offset by a weaker performance in Student Assessment and Qualifications and in Courseware.

Adjusted operating profit was up 11% in underlying terms primarily due to trading and the benefits of restructuring.

Courseware
Courseware revenues declined primarily due to declines in School and Higher Education Courseware in the UK and Australia and Higher Education in Germany, partly offset by growth in School Courseware in Italy and English courseware in smaller markets.

Assessment
In Student Assessment and Qualifications, revenues fell slightly as modest growth in BTEC Firsts and GCE A-Level was more than offset by: modest declines in BTEC Nationals, expected declines in AS levels and UK iGCSEs as a result of policy changes; and weakness in the UK Apprenticeship market due to market disruption following the introduction of the Levy in 2017, which is expected to continue for the rest of 2018.
We successfully delivered the National Curriculum Test for 2018, marking 3.6 million scripts, up slightly from 2017. We will continue to administer the NCT test until September 2019.

Clinical Assessment revenues increased due to the introduction of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) in the Netherlands and Germany.

In our Professional Certification business VUE, revenues were up slightly due to growth from clients located in the UK and France. In the UK, we launched additional computer-based exams for an existing client in the financial services sector and in France we launched MOI (the French Driving Test) in late 2017.

The PTEA saw continued strong growth in test volumes during the first half, up 59% from 2017. This was driven primarily by its use to support visa applications to the Australian Department of Home Affairs and it also experienced good growth in New Zealand.

Services
In Higher Education Services, our OPM revenues grew strongly with 27% growth in course enrolments across six university partners and 20 programs in Australia and the UK. In addition, we have partnered with Northumbria University in the UK and plan to relaunch the University's existing online MSc Surveying program in early 2019 with further programs planned over the next five years as the University looks to expand its online presence in flexible, career-focused education.

Growth (14% of revenues)
In Growth, revenues fell 4% in underlying terms primarily due to the expected decline in sales in South Africa School Courseware and the phasing of revenue in the Middle East, partially offset by growth in English Courseware in China and Mexico, sistemas in Brazil and MyPedia in India. Excluding South Africa School Courseware, our Growth segment revenue was up 1% in underlying terms at the half year. Headline revenues declined 31% due to the above factors, FX and the disposals of Wall Street English and GEDU.

Adjusted operating profit grew 38% in underlying terms primarily reflecting the benefits of restructuring.

Courseware
Courseware revenues declined due to the expected decline in sales in South Africa School Courseware against prior year H1, which benefited from a large order in Q1 2017 and the phasing of orders in School and Higher Education Courseware in the Middle East partially offset by strong growth in English Language Courseware in China and Mexico.

Assessment	PTEA grew strongly in China and other smaller markets.
Services
In Brazil, revenues were flat with growth in sistemas due to price increases and growth in our English language school franchise, Wizard due to new product launches, offset by business exits in vocational education.

In South Africa, total enrolments were flat at CTI, our university in South Africa, with new student enrolment up 18%. Revenues declined as we moved to a bring-your-own-device model which results in lower upfront revenue.

In India, School and Higher Education Services revenues declined with growth in MyPedia, a service 'sistema' solution for schools offset by small business exits.

Penguin Random House
Pearson owns 25% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House performed in line with our expectations with revenues down on an underlying basis year on year due to softer fiction print sales, and lower eBook sales, partially offset by rising audio sales. The business benefited from major bestsellers by Bill Clinton and James Patterson, Jordan Peterson, Lee Child, R.J. Palacio, and Dr. Seuss.

Our stake in Penguin Random House contributed £22m to our adjusted operating profit down 4% in underlying terms. Headline adjusted operating profit fell 52% primarily due to the disposal of a 22% stake in Penguin Random House to Bertelsmann in October 2017.

FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group's businesses, Pearson makes a higher proportion of its sales and the majority of its profits in the second half of the year. Operating cash flow at the half year is a cash outflow reflecting the seasonal increase in working capital.

Sales for the six months to 30 June 2018 decreased on a headline basis by £182m or 9% from £2,047m in 2017 to £1,865m in 2018 and adjusted operating profit was £107m in the first half in both 2017 and 2018 (for a reconciliation of this measure see note 2 to the condensed financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2018 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2017 or 2018. Portfolio changes mainly relate to the sale of our test preparation business in China and reduction in our equity interest in PRH in 2017 and the sale of our Wall Street English language teaching business in the first half of 2018. Acquisitions were not significant in either 2017 or 2018.

In 2018, our underlying basis excludes the impact of IFRS 15 'Revenue from Contracts with Customers'. This new standard was adopted on 1 January 2018 but the comparative figures for 2017 have not been restated. On 1 January 2018 we also adopted IFRS 9 'Financial Instruments' but this did not have a material impact on profit in the first half of 2018. The full impact of adopting these standards is shown in note 1 to the condensed financial statements.

On an underlying basis, sales increased by 2% in the first six months of 2018 compared to the equivalent period in 2017 and adjusted operating profit increased by 46%. Currency movements decreased sales by £128m and adjusted operating profit by £17m. Portfolio changes decreased sales by £92m and adjusted operating profit by £25m. The impact of adopting IFRS 15 on the results for the first six months of 2018 was to increase sales by £6m and adjusted operating profit by £6m.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2017 we excluded the impact of US tax reform on our associate operating profit as outlined in the section on taxation. A summary of these adjustments is included below and in more detail in note 2 to the condensed financial statements.

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Operating profit	233	16	451
Add back: Cost of major restructuring	24	-	79
Add back: Intangible charges	57	91	166
Add back: Other net gains and losses	(207)	-	(128)
Add back: Impact of US tax reform	-	-	8
Adjusted operating profit	107	107	576

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive further significant cost savings. This programme began in the second half of 2017 and costs incurred to date were £79m in the second half of 2017 and £24m in the first half of 2018 and relate to delivery of cost efficiencies in our US higher education courseware business and enabling functions together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2018 relate predominantly to staff redundancies.

Intangible amortisation charges to the end of June 2018 were £57m compared to a charge of £91m in the equivalent period in 2017. Other net gains (before tax) of £207m in 2018 relate to the sale of the Wall Street English language teaching business (WSE), realising a gain of £184m, the disposal of our equity interest in UTEL, the online University partnership in Mexico, realising a gain of £19m, and various other smaller disposal items for a net gain of £4m. There were no other gains or losses in the first half of 2017. Gains of £128m in the second half of 2017 largely relate to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m.

The statutory operating profit from continuing operations of £233m in the first half of 2018 compares to a profit of £16m in the first half of 2017. The increase in 2018 is largely due to the profit on disposal of WSE and UTEL and reduced intangible charges, partly offset by restructuring costs in the first half of 2018.

Net finance costs

Net interest payable to 30 June 2018 was £26m, compared to £47m in the first half of 2017. The decrease is primarily due to lower levels of net debt together with reduced costs associated with bond redemptions in the first half of 2018 compared to those in the first half of 2017.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed financial statements).

In the period to 30 June 2018, the total of these items excluded from adjusted earnings was a charge of £5m compared to a gain of £21m in the first half of 2017. Finance income relating to retirement benefits increased from £2m in the first half of 2017 to £5m in 2018 reflecting the comparative funding position of the plans at the beginning of each year. This increase was more than offset by foreign exchange losses on unhedged cash and cash equivalents and other financial instruments that generated profits in 2017. For a reconciliation of the adjusted measure see note 3 to the condensed financial statements.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2018 was £13m compared to £6m in the period to 30 June 2017. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the period to June 2018 was 20% compared to an effective rate of 21% in the first half of 2017. This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. This benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment. For a reconciliation of the adjusted measure see notes 4 and 5 to the condensed financial statements.

The statutory tax charge for the first six months of 2018 was £13m compared to £6m for the comparative period in 2017. The statutory tax rate of 6% in 2018 is lower than the adjusted rate due to a lower effective tax rate on disposal gains. As a result of US tax reform, the reported tax charge on a statutory basis for the full year 2017 included a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. In addition to the impact on the reported tax charge, the Group's share of profit from associates was adversely impacted by £8m. These charges have been excluded from our adjusted measures in 2017.

Tax paid decreased from £33m in the six months to 30 June 2017 to £8m in the first six months of 2018 due to refunds in respect of prior years received in the first half of 2018.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £15m at 30 June 2018 compares to a loss at 30 June 2017 of £116m. The loss in 2018 arises from weakness of many of the currencies to which the Group is exposed even after taking account of a strengthening in the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened slightly in the first six months of 2018 from an opening rate of £1:$1.35 to a closing rate at the end of June 2018 of £1:$1.32. At the end of June 2017 the US dollar had weakened from an opening rate of £1:$1.23 to a closing rate of £1:$1.30 and this movement was the main reason for the loss in the first half of 2017.

Also included in other comprehensive income at 30 June 2018 is an actuarial gain of £122m in relation to post retirement plans. The gain arises from the favourable impact of changes in the assumptions used to value the net assets in the plans and in particular movements in the discount rate. The gain in 2018 compares to an actuarial loss at 30 June 2017 of £16m.

Cash flows

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed financial statements). Operating cash outflow increased on a headline basis by £130m from £72m in the first half of 2017 to £202m in the first half of 2018. The increase includes the impact of lower dividends from PRH, higher incentive payments in 2018 relating to 2017 performance and revenue related movements in working capital.

The equivalent statutory measure, net cash used in operations, was £131m in 2018 compared to £219m in 2017. Compared to operating cash flow, this measure includes restructuring costs and special pension contributions but does not include regular dividends from associates or capital expenditure on property, plant, equipment and software. Restructuring costs paid increased from £24m in the first half of 2017 to £27m in the first half of 2018. Special pension contributions in the first half of 2017 of £174m related to the FT Group disposal (£12m) and to agreements relating to the PRH merger in 2013 (£162m). There were no special pension contributions made in the first half of 2018.

The Group's net debt increased from £432m at the end of 2017 to £775m at the end of June 2018 principally due to the seasonal operating cash outflow, the share buy-back programme, and dividend payments which more than offset the proceeds from disposals and recapitalisation dividends and loan repayments from PRH in the period.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £25m in the period to 30 June 2018 (30 June 2017: £42m) of which a charge of £30m (30 June 2017: £44m) was reported in adjusted operating profit and income of £5m (30 June 2017: £2m) was reported against other net finance costs. The reduction in the charge in 2018 is largely explained by a past service credit of £11m relating to changes in the US post-retirement medical plan.

The overall surplus on UK Group pension plans of £545m at the end of 2017 has increased to a surplus of £670m at the end of June 2018. The increase has arisen principally due to favourable movements in assumptions used to value the liabilities.

In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £441m at the end of 2017 to a net asset of £570m at the end of June 2018.

Dividends

The dividend accounted for in the six months to 30 June 2018 is the final dividend in respect of 2017 of 12.0p. An interim dividend for 2018 of 5.5p was approved by the Board in July 2018 and will be accounted for in the second half of 2018.

Share buyback

The share buyback programme announced in October 2017 was completed on 16 February 2018. In 2017, our brokers purchased 21m shares and in 2018 purchased a further 22m shares. Cash payments for these purchases and related costs were £149m in 2017 and £153m in the first half of 2018. The shares bought back were cancelled and the nominal value of these shares were transferred to a capital redemption reserve. The nominal value of shares cancelled under the programme was £11m.

Businesses held for sale

Following the decision in 2017 to sell both our Wall Street English language teaching business and the K12 school courseware business in the US, the assets and liabilities of those businesses were classified as held for sale on the balance sheet at 31 December 2017. During the first half of 2018 the Wall Street business has been sold and the K12 business remains on the balance sheet as a held for sale asset prior to an expected disposal later in the year. At 30 June 2017 the English test preparation business, Global Education (GEDU) and a portion of our PRH investment were classified as held for sale prior to their disposals in the second half of 2017.

Principal risks and uncertainties

The principal risks and uncertainties have not changed from those detailed in the 2017 Annual Report and are summarised below.

Business transformation and change

The pace and scope of our business transformation initiatives increase our execution risk that benefits may not be fully realised, costs may increase, or that our business-as-usual activities may be impacted and do not perform in line with expectations.

Products and services

Failure to accelerate our shift to digital by developing and delivering (to time and quality) market leading global products and services that will have the biggest impact on learners and drive growth; ensuring Pearson offers products to market at the right price and with a deal structure that remains competitive as well as supports our strategy.

Talent

Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.

Political and regulatory risk

Changes in policy and/or regulations have the potential to impact business models and/or decisions across all markets.

Testing failure

Failure to deliver tests and assessments and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

Health and safety

Failure to adequately protect the health, safety and wellbeing of our employees, learners and other stakeholders from harm could adversely impact our reputation.

Safeguarding

Failure to adequately protect children and learners, particularly in our direct delivery businesses.

Customer digital experience

Challenges with reliability and availability of customer facing systems could result in incidents of poor customer digital experience and impact our customer service responsiveness.

Corporate security and business resilience

Corporate security: Failure to ensure security for our staff, learners, assets and reputation, due to increasing numbers of and variety of local and global threats. Business resilience: Failure to plan for or prevent incidents at any of our locations. Incident management and technology disaster recovery plans may not be comprehensive across the whole Group.

Tax

Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, other tax reform or domestic government initiatives, potentially in response to the ongoing EU anti-tax abuse activities, results in a higher effective tax rate, double taxation and/or negative reputational impact.

Treasury

Failure to manage treasury financial risks e.g. debt repayments, key corporate ratios, counterparty risk, rising interest rates and transactional FX exposure.

Data privacy and information security

Risk of a data privacy incident or other failure to comply with data privacy regulations and standards, and/or a weakness in information security, including a failure to prevent or detect a malicious attack on oursystems, could result in a major data privacy or confidentiality breach causing reputational damage, damage to the student experience, lack of compliance and financial loss.

Intellectual property and rights, permissions and royalties

Failure to adequately manage, procure, register or protect intellectual property (IP) rights (including patents and general copyright) in our brands, content and technology or to prevent unauthorised printing and distribution of books and digital piracy may prevent us from enforcing our rights which will reduce our sales and/or erode our revenues. Failure to obtain permissions, or to comply with the terms of permissions, for copyrighted or otherwise protected materials such as photos resulting in potential litigation; risk of authors alleging improper calculations or payments of royalties.

Compliance

Failure to effectively manage risks associated with compliance (global and local legislation), including failure to vet third-parties, resulting in reputational harm, anti-bribery and corruption liability, or sanctions violations.

Competition law

Failure to comply with anti-trust and competition legislation could result in costly legal proceedings and/or adversely impact our reputation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2018

all figures in £ millions	note	2018	2017	2017
		half year	half year	full year

Continuing operations

Sales	2	1,865	2,047	4,513
Cost of goods sold		(912)	(993)	(2,066)
Gross profit		953	1,054	2,447

Operating expenses		(942)	(1,081)	(2,202)
Other net gains and losses	2	207	-	128
Share of results of joint ventures and associates		15	43	78
Operating profit	2	233	16	451

Finance costs	3	(63)	(66)	(110)
Finance income	3	32	40	80
Profit / (loss) before tax	4	202	(10)	421
Income tax	5	(13)	(6)	(13)
Profit / (loss) for the period		189	(16)	408

Attributable to:
Equity holders of the company		188	(17)	406
Non-controlling interest		1	1	2

Earnings / (loss) per share (in pence per share)
Basic	6	24.1p	(2.1)p	49.9p
Diluted	6	24.1p	(2.1)p	49.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2018

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Profit / (loss) for the period	189	(16)	408

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(15)	(116)	(262)
Currency translation adjustment disposed	(4)	-	(51)
Attributable tax	(2)	4	9

Items that are not reclassified to the income statement
Fair value gain on other financial assets	2	21	13
Attributable tax	(1)	(8)	(4)

Remeasurement of retirement benefit obligations	122	(16)	182
Attributable tax	(25)	(1)	(42)
Other comprehensive income / (expense) for the period	77	(116)	(155)

Total comprehensive income / (expense) for the period	266	(132)	253

Attributable to:
Equity holders of the company	265	(133)	251
Non-controlling interest	1	1	2

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2018

all figures in £ millions	note	2018	2017	2017
		half year	half year	full year

Property, plant and equipment		268	306	281
Intangible assets	11	3,067	3,266	2,964
Investments in joint ventures and associates		385	651	398
Deferred income tax assets		51	432	95
Financial assets - derivative financial instruments		72	125	140
Retirement benefit assets		670	321	545
Other financial assets		86	86	77
Trade and other receivables		103	120	103
Non-current assets		4,702	5,307	4,603

Intangible assets - pre-publication		771	985	741
Inventories		167	238	148
Trade and other receivables		1,059	1,234	1,110
Financial assets - derivative financial instruments		-	6	-
Financial assets - marketable securities		-	11	8
Cash and cash equivalents (excluding overdrafts)		330	458	518
Current assets		2,327	2,932	2,525

Assets classified as held for sale	10	607	608	760
Total assets		7,636	8,847	7,888

Financial liabilities - borrowings		(1,069)	(1,816)	(1,066)
Financial liabilities - derivative financial instruments		(58)	(175)	(140)
Deferred income tax liabilities		(137)	(470)	(164)
Retirement benefit obligations		(100)	(140)	(104)
Provisions for other liabilities and charges		(53)	(67)	(55)
Other liabilities	12	(117)	(373)	(133)
Non-current liabilities		(1,534)	(3,041)	(1,662)

Trade and other liabilities	12	(1,173)	(1,331)	(1,342)
Financial liabilities - borrowings		(33)	(266)	(19)
Financial liabilities - derivative financial instruments		(17)	(1)	-
Current income tax liabilities		(243)	(182)	(231)
Provisions for other liabilities and charges		(21)	(27)	(25)
Current liabilities		(1,487)	(1,807)	(1,617)

Liabilities classified as held for sale	10	(518)	(37)	(588)
Total liabilities		(3,539)	(4,885)	(3,867)

Net assets		4,097	3,962	4,021

Share capital		195	206	200
Share premium		2,604	2,600	2,602
Treasury shares		(59)	(76)	(61)
Reserves		1,348	1,227	1,272
Total equity attributable to equity holders of the company		4,088	3,957	4,013
Non-controlling interest		9	5	8
Total equity		4,097	3,962	4,021

The condensed consolidated financial statements were approved by the Board on 26 July 2018.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2018

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2018 half year
At 1 January 2018	200	2,602	(61)	5	13	592	662	4,013	8	4,021
Adjustment on initial application of IFRS 15 net of tax - (see note 1b)	-	-	-	-	-	-	(108)	(108)	-	(108)
Adjustment on initial application of IFRS 9 net of tax - (see note 1c)	-	-	-	-	-	-	(10)	(10)	-	(10)
At 1 January 2018 (adjusted)	200	2,602	(61)	5	13	592	544	3,895	8	3,903
Profit for the period	-	-	-	-	-	-	188	188	1	189
Other comprehensive income / (expense)	-	-	-	-	2	(19)	94	77	-	77
Total comprehensive income / (expense)	-	-	-	-	2	(19)	282	265	1	266
Equity-settled transactions	-	-	-	-	-	-	19	19	-	19
Issue of ordinary shares under share option schemes	1	2	-	-	-	-	-	3	-	3
Buyback of equity	(6)	-	-	6	-	-	(1)	(1)	-	(1)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	2	-	-	-	(2)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(93)	(93)	-	(93)
At 30 June 2018	195	2,604	(59)	11	15	573	749	4,088	9	4,097

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2018

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2017 half year
At 1 January 2017	205	2,597	(79)	-	-	905	716	4,344	4	4,348
Loss for the period	-	-	-	-	-	-	(17)	(17)	1	(16)
Other comprehensive income / (expense)	-	-	-	-	21	(116)	(21)	(116)	-	(116)
Total comprehensive income / (expense)	-	-	-	-	21	(116)	(38)	(133)	1	(132)
Equity-settled transactions	-	-	-	-	-	-	19	19	-	19
Issue of ordinary shares under share option schemes	1	3	-	-	-	-	-	4	-	4
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	-	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2017	206	2,600	(76)	-	21	789	417	3,957	5	3,962

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2018

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2017 full year
At 1 January 2017	205	2,597	(79)	-	-	905	716	4,344	4	4,348
Profit for the period	-	-	-	-	-	-	406	406	2	408
Other comprehensive income / (expense)	-	-	-	-	13	(313)	145	(155)	-	(155)
Total comprehensive income / (expense)	-	-	-	-	13	(313)	551	251	2	253
Equity-settled transactions	-	-	-	-	-	-	33	33	-	33
Issue of ordinary shares under share option schemes	-	5	-	-	-	-	-	5	-	5
Buyback of equity	(5)	-	-	5	-	-	(300)	(300)	-	(300)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	18	-	-	-	(18)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(2)	(2)	2	-
Dividends	-	-	-	-	-	-	(318)	(318)	-	(318)
At 31 December 2017	200	2,602	(61)	5	13	592	662	4,013	8	4,021

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2018

all figures in £ millions	note	2018	2017	2017
		half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	17	(131)	(219)	462
Interest paid		(34)	(48)	(89)
Tax paid		(8)	(33)	(75)
Net cash (used in) / generated from operating activities		(173)	(300)	298

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(5)	(12)	(11)
Purchase of investments		(3)	(3)	(3)
Purchase of property, plant and equipment		(32)	(32)	(82)
Purchase of intangible assets		(80)	(79)	(150)
Disposal of subsidiaries, net of cash disposed	14	84	(6)	19
Proceeds from sale of joint ventures and associates	14	18	-	411
Proceeds from sale of property, plant and equipment		-	3	-
Proceeds from sale of liquid resources		10	11	20
Loans repaid by / (advanced to) related parties		46	(5)	(13)
Investment in liquid resources		(2)	(13)	(18)
Interest received		16	9	20
Dividends received from joint ventures and associates		66	60	458
Net cash generated from / (used in) investing activities		118	(67)	651

Cash flows from financing activities
Proceeds from issue of ordinary shares		3	4	5
Buyback of equity		(153)	-	(149)
Proceeds from borrowings		389	150	2
Repayment of borrowings		(417)	(459)	(1,294)
Finance lease principal payments		(1)	(3)	(5)
Dividends paid to company's shareholders		(93)	(277)	(318)
Net cash used in financing activities		(272)	(585)	(1,759)

Effects of exchange rate changes on cash and cash equivalents		(3)	(13)	16
Net decrease in cash and cash equivalents		(330)	(965)	(794)

Cash and cash equivalents at beginning of period		630	1,424	1,424
Cash and cash equivalents at end of period		300	459	630

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. In addition, at 30 June 2018, £nil (2017 half year: £25m, 2017 full year: £127m) of cash included above has been classified as held for sale on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

1a.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2017 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the EU. In respect of accounting standards applicable to the Group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2017 Annual Report, except as outlined in notes 1b and 1c below, and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2017 Annual Report refers to new standards that the Group will adopt in future periods but that are not yet effective in 2018. The Group continues in the process of assessing the impact of these new standards and will provide more information on their impact in due course. Adoption of the new lease standard (IFRS 16) is likely to have a material impact on the Group and further details can be found in the 2017 Annual Report.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2017 Annual Report.

The financial information for the year ended 31 December 2017 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2017 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2018 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

1b.     Change of accounting policy: IFRS 15

The Group has adopted IFRS 15 'Revenue from Contracts with Customers' at 1 January 2018 and applied the modified retrospective approach. Comparatives for 2017 have not been restated and the cumulative impact of adoption has been recognised as a decrease to retained earnings with a corresponding decrease in net assets at 1 January 2018 as follows:

all figures in £ millions	2018
1 January

Retained earnings
Unexercised customer rights (or breakage)	(103)
Online Program Management (OPM) marketing	(38)
Administration fees	(2)
Commissions	1
Income tax	34
Total impact at 1 January 2018	(108)

Non-current assets
Deferred income tax assets	16
Current assets
Inventories	12
Trade and other receivables	133
Assets classified as held for sale	31
Current liabilities
Trade and other liabilities	(215)
Liabilities classified as held for sale	(85)
Total impact at 1 January 2018	(108)

IFRS 15 has had an impact on retained earnings in four areas as outlined below. There was no net impact on any of our associate investments.

Unexercised customer rights (or breakage): The Group sells rights to future performance to customers which may go unexercised. While the customer has paid for future performance, usage is at the customer's discretion and those rights may expire prior to usage, or never be used. The Group maintains historical customer data to understand usage patterns over time (i.e. redemption rates). Where the Group expects to have no future obligation (based on these redemption rates), revenue has historically been recognised immediately for this portion of the sale. Under IFRS 15, where the Group previously recognised this breakage element on subscriptions, revenue is now recognised evenly over the period of use. Where breakage relates to sales of tests or vouchers, revenue is now recognised when the underlying tests are delivered. This revised treatment in respect of breakage has primarily affected the school and higher education businesses in North America and resulted in higher deferred income at adoption on 1 January 2018.

Online Program Management (OPM) marketing: Historically the OPM business recognised revenue for the pre-semester costs of marketing and recruitment as a separate performance obligation from course delivery during the semester (i.e. revenue was recognised in line with the marketing costs incurred). Under IFRS 15, revenue has been recognised on a straight-line basis over the semester with no revenue recognised up front for pre-semester recruitment and marketing costs based on management's judgement under the new standard's requirements assessing the start of the Group's contract and determining the Group's performance obligations. This revised treatment of pre-semester costs only affects the OPM business in North America and has resulted in a lower contract related asset balance at adoption on 1 January 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

1b.     Change of accounting policy: IFRS 15 continued

Administration fees: This relates to non-refundable upfront administration fees charged to customers which do not relate to the transfer of a promised good or service to the customer. Rather these fees are charged to cover internal costs, such as registration fees for testing candidate exams. Historically administration fees have been recognised in revenue up-front when charged. Under IFRS 15, such fees have been deferred and recognised over the period over which services are provided as they do not relate to a specific performance obligation. This revised treatment primarily affects the UK Assessments business and has resulted in higher deferred income at adoption on 1 January 2018.

Commissions: This relates to incremental costs of obtaining customer contracts, such as sales incentive plans or sales commissions specifically linked to obtaining new contracts. Historically such commissions have been charged to the profit and loss account as incurred. Under IFRS 15, sales commissions in respect of customer transactions with an accounting period of greater than one year have been capitalised and amortised over that accounting period, using practical expedients permissible under the new standard. This revised treatment affects the US Assessments business and resulted in a higher contract related asset upon adoption on 1 January 2018.

In addition to the changes above, IFRS 15 also requires that the Group's provision for sales returns is reclassified. Previously this provision was netted off in trade receivables and from 1 January 2018 this is now shown in two parts as a separate returns refund liability within trade and other liabilities and an inventory returns asset within inventory. The effect on transition was to increase trade and other receivables by £170m, increase trade and other liabilities by £182m and inventory by £12m. In addition held for sale assets and liabilities were both increased by £13m. The impact of adoption on the results for the period to 30 June 2018 is outlined below:

all figures in £ millions	2018 half year
	Amounts pre IFRS 15	Transition adjustment	In period adjustment	Amounts as reported

Sales	1,859	-	6	1,865
Operating profit	227	-	6	233
Profit before tax	196	-	6	202
Income tax	(11)	-	(2)	(13)
Profit for the period	185	-	4	189
Other comprehensive income / (expense) for the period	79	-	(2)	77
Total comprehensive income / (expense) for the period	264	-	2	266

Non-current assets
Deferred income tax assets	34	16	1	51
Current assets
Inventories	160	12	(5)	167
Trade and other receivables	996	133	(63)	1,066
Assets classified as held for sale	588	31	(12)	607
Current liabilities
Trade and other liabilities	(1,023)	(215)	65	(1,173)
Liabilities classified as held for sale	(449)	(85)	16	(518)

Net assets	4,203	(108)	2	4,097

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 30 June 2018

1b.     Change of accounting policy: IFRS 15 continued

Had the Group been applying IFRS 15 during 2017, it is estimated that both sales and profit before tax would have been £2m higher for the full year, with the balance sheet impact at the beginning and end of the year being similar.

1c.     Change of accounting policy: IFRS 9

The Group adopted IFRS 9 'Financial Instruments' at 1 January 2018 and applied the new rules in accordance with the transitional provisions. Comparatives for 2017 have not been restated. The Group has assessed the impact of adopting IFRS 9 and the only material adjustment is an increase in the provision for losses against trade debtors which was reflected as an adjustment to retained earnings at 1 January 2018 as shown below.

all figures in £ millions	2018
1 January

Retained earnings
Provision for losses against trade debtors	(13)
Income tax	3
Total impact at 1 January 2018	(10)

Non-current assets
Deferred income tax assets	3
Current assets
Trade and other receivables	(12)
Assets classified as held for sale	(1)
Total impact at 1 January 2018	(10)

The adjustment above arises from adoption of the expected credit loss model for impairments under IFRS 9. The adoption of this model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses, as is the case under IAS 39. Although there is a transition impact from adoption of the new model there was no material impact on profit before tax for the period to 30 June 2018.

Under IFRS 9, the Group's equity financial investments continue to be recognised at fair value and the Group has elected the option to recognise all movements in fair value in other comprehensive income (FVOCI). Gains or losses realised on the subsequent sale of these financial assets (FVOCI investments) are no longer recycled through the profit and loss account, but are instead reclassified from the FVOCI reserve to retained earnings. There were no material disposals of these assets in the first six months of 2018.

IFRS 9 also introduced a new, simpler hedge accounting model with a principles-based approach designed to align the accounting result with the economic hedging strategy. The Group previously used fair value hedge relationships to hedge interest rate risk and currency risk on its bond borrowings and also used net investment hedging relationships to hedge currency re-translation risk on its overseas assets. The Group has confirmed that its previous hedge relationships continue to qualify as hedges under IFRS 9 in 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

2.     Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH).

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Sales by Geography
North America	1,223	1,285	2,929
Core	383	384	815
Growth	259	378	769
Total sales	1,865	2,047	4,513

Adjusted operating profit by Geography
North America	64	43	394
Core	10	10	50
Growth	11	8	38
PRH	22	46	94
Total adjusted operating profit	107	107	576

There were no material inter-segment sales.

The Group derived revenue for the period to 30 June 2018 from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	North	Core	Growth	Total
	America

Courseware
Products transferred at a point in time (sale or return)	276	81	105	462
Products transferred at a point in time (other)	-	-	15	15
Products and services transferred over time	265	25	8	298
	541	106	128	775

Assessments
Products transferred at a point in time	22	40	5	67
Products and services transferred over time	403	214	24	641
	425	254	29	708

Services
Products transferred at a point in time	-	13	13	26
Products and services transferred over time	257	10	89	356
	257	23	102	382

Total sales	1,223	383	259	1,865

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive further significant cost savings. This programme began in the second half of 2017 and costs incurred to date were £79m in the second half of 2017 and £24m in the first half of 2018 and relate to delivery of cost efficiencies in our US higher education courseware business and enabling functions together with further rationalisation of the property and supplier portfolio.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges to the end of June 2018 were £57m compared to a charge of £91m in the equivalent period in 2017.

Other net gains of £207m in 2018 relate to the sale of the Wall Street English language teaching business (£184m) and the disposal of our associate interest in UTEL, the online University partnership in Mexico, (£19m) together with other small net gains totalling £4m.There were no other gains or losses in the first half of 2017. Gains of £128m in the second half of 2017 largely relate to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m.

As a result of US tax reform there is an adjustment to the share of profit from associates of £8m in the second half of 2017 relating to the revaluation of deferred tax balances. This adjustment was excluded from our adjusted operating profit (see also notes 4 and 5).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

2.     Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

all figures in £ millions	North America	Core	Growth	PRH	Total

2018 half year
Adjusted operating profit	64	10	11	22	107
Cost of major restructuring	(18)	(4)	(2)	-	(24)
Intangible charges	(35)	(4)	(11)	(7)	(57)
Other net gains and losses	4	-	203	-	207
Impact of US tax reform	-	-	-	-	-
Operating profit	15	2	201	15	233

2017 half year
Adjusted operating profit	43	10	8	46	107
Cost of major restructuring	-	-	-	-	-
Intangible charges	(46)	(6)	(24)	(15)	(91)
Other net gains and losses	-	-	-	-	-
Impact of US tax reform	-	-	-	-	-
Operating profit / (loss)	(3)	4	(16)	31	16

2017 full year
Adjusted operating profit	394	50	38	94	576
Cost of major restructuring	(60)	(11)	(8)	-	(79)
Intangible charges	(89)	(12)	(37)	(28)	(166)
Other net gains and losses	(3)	-	35	96	128
Impact of US tax reform	-	-	-	(8)	(8)
Operating profit	242	27	28	154	451

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

3.     Net finance costs

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Net interest payable	(26)	(47)	(79)
Net finance income in respect of retirement benefits	5	2	3
Finance costs associated with transactions	(1)	(5)	(6)
Net foreign exchange (losses) / gains	(13)	19	44
Derivatives in a hedge relationship	-	-	1
Derivatives not in a hedge relationship	4	5	7
Net finance costs	(31)	(26)	(30)

Analysed as:
Finance costs	(63)	(66)	(110)
Finance income	32	40	80
Net finance costs	(31)	(26)	(30)

Analysed as:
Net interest payable reflected in adjusted earnings	(26)	(47)	(79)
Other net finance (costs) / income	(5)	21	49
Net finance costs	(31)	(26)	(30)

Net interest payable is the finance cost measure used in calculating adjusted earnings.

Net finance costs classified as other net finance costs / income are excluded in the calculation of our adjusted earnings.

Net finance income relating to retirement benefits is excluded as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities. We exclude finance costs relating to acquisition transactions as these relate to future earn outs or acquisition expenses and are not part of the underlying financing.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2018 and 2017 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

4.     Profit before tax

all figures in £ millions	note	2018	2017	2017
		half year	half year	full year
NOTES TO THE CONDENSED
Profit / (loss) before tax		202	(10)	421
Cost of major restructuring	2	24	-	79
Intangible charges	2	57	91	166
Other net gains and losses	2	(207)	-	(128)
Other net finance (income) / costs	3	5	(21)	(49)
Impact of US tax reform	2	-	-	8
Adjusted profit before tax		81	60	497

5.     Income tax

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Income tax charge	(13)	(6)	(13)
Tax benefit on cost of major restructuring	(6)	-	(26)
Tax benefit on intangible charges	(14)	(25)	(85)
Tax charge on other net gains and losses	15	10	20
Tax (benefit) / charge on other net finance costs	(1)	5	9
Impact of US tax reform added back	-	-	1
Tax amortisation benefit on goodwill and intangibles	3	3	39
Adjusted income tax charge	(16)	(13)	(55)

Tax rate reflected in statutory earnings	6.4%	n/a	3.1%
Tax rate reflected in adjusted earnings	20.0%	21.0%	11.1%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

In the second half of 2017, as a result of US tax reform, the reported tax charge on a statutory basis includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. In addition to the impact on the reported tax charge, the Group's share of profit from associates was adversely impacted by £8m (see also notes 2 and 4). These adjustments have been excluded from the adjusted operating profit and tax charge as they are considered to be transition adjustments that are not expected to recur in the near future.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

6.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Earnings / (loss) for the period	189	(16)	408
Non-controlling interest	(1)	(1)	(2)
Earnings / (loss) attributable to equity shareholders	188	(17)	406

Weighted average number of shares (millions)	779.0	815.0	813.4
Effect of dilutive share options (millions)	0.6	-	0.3
Weighted average number of shares (millions) for diluted earnings	779.6	815.0	813.7

Earnings / (loss) per share
Basic	24.1p	(2.1)p	49.9p
Diluted	24.1p	(2.1)p	49.9p

7.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions and major restructuring programmes.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in the relevant notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2018 half year
Operating profit	2	233	24	(207)	57	-	-	-	107
Net finance costs	3	(31)	-	-	-	5	-	-	(26)
Profit before tax	4	202	24	(207)	57	5	-	-	81
Income tax	5	(13)	(6)	15	(14)	(1)	-	3	(16)
Profit for the period		189	18	(192)	43	4	-	3	65
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings		188	18	(192)	43	4	-	3	64

Weighted average number of shares (millions)									779.0
Weighted average number of shares (millions) for diluted earnings									779.6

Adjusted earnings per share (basic)									8.2p
Adjusted earnings per share (diluted)									8.2p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2017 half year
Operating profit	2	16	-	-	91	-	-	-	107
Net finance costs	3	(26)	-	-	-	(21)	-	-	(47)
Profit / (loss) before tax	4	(10)	-	-	91	(21)	-	-	60
Income tax	5	(6)	-	10	(25)	5	-	3	(13)
Profit / (loss) for the period		(16)	-	10	66	(16)	-	3	47
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings / (loss)		(17)	-	10	66	(16)	-	3	46

Weighted average number of shares (millions)									815.0
Weighted average number of shares (millions) for diluted earnings									815.0

Adjusted earnings per share (basic)									5.6p
Adjusted earnings per share (diluted)									5.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

7.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2017 full year
Operating profit	2	451	79	(128)	166	-	8	-	576
Net finance costs	3	(30)	-	-	-	(49)	-	-	(79)
Profit before tax	4	421	79	(128)	166	(49)	8	-	497
Income tax	5	(13)	(26)	20	(85)	9	1	39	(55)
Profit for the period		408	53	(108)	81	(40)	9	39	442
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings		406	53	(108)	81	(40)	9	39	440

Weighted average number of shares (millions)									813.4
Weighted average number of shares (millions) for diluted earnings									813.7

Adjusted earnings per share (basic)									54.1p
Adjusted earnings per share (diluted)									54.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

8.     Dividends

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	93	277	318

The directors are proposing an interim dividend of 5.5p per equity share, payable on 14 September 2018 to shareholders on the register at the close of business on 17 August 2018. This interim dividend, which will absorb an estimated £43m of shareholders' funds, has not been included as a liability as at 30 June 2018.

9.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2018	2017	2017
	half year	half year	full year

Average rate for profits	1.38	1.27	1.30
Period end rate	1.32	1.30	1.35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

10.     Assets and liabilities classified as held for sale

Held for sale assets and liabilities in 2018 relate to the K12 school courseware business in the US (K12). Following the decision in 2017 to sell both our Wall Street English language teaching business and the K12 business, the assets and liabilities of those businesses were classified as held for sale on the balance sheet at 31 December 2017. During the first half of 2018 the Wall Street business has been sold and the K12 business remains on the balance sheet as a held for sale asset prior to an expected disposal later in the year. At 30 June 2017 the English test preparation business, Global Education (GEDU) and a portion of our PRH investment were classified as held for sale prior to their disposals in the second half of 2017. The held for sale balances are analysed as follows:

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Property, plant and equipment	-	9	16
Intangible assets	72	-	181
Investment in joint ventures and associates	-	563	-
Deferred income tax assets	86	-	68
Trade and other receivables	33	-	27
Non-current assets	191	572	292

Intangible assets - pre-publication	239	-	247
Inventories	58	1	46
Trade and other receivables	119	10	48
Cash and cash equivalents (excluding overdrafts)	-	25	127
Current assets	416	36	468

Total assets	607	608	760

Deferred income tax liabilities	-	(1)	(2)
Other liabilities	(335)	-	(284)
Non-current liabilities	(335)	(1)	(286)

Trade and other liabilities	(183)	(36)	(302)
Current liabilities	(183)	(36)	(302)

Total liabilities	(518)	(37)	(588)

Net assets	89	571	172

Goodwill is allocated to the held for sale businesses on a relative fair value basis where these businesses form part of a larger cash generating unit (CGU). The goodwill allocated to the K12 business was reassessed at 30 June 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

11.     Non-current intangible assets

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Goodwill	2,156	2,251	2,030
Other intangibles	911	1,015	934
Non-current intangible assets	3,067	3,266	2,964

There were no impairments to goodwill or intangibles in either 2018 or 2017.

12.     Trade and other liabilities

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Trade payables	(327)	(222)	(265)
Accruals	(375)	(427)	(447)
Deferred income	(304)	(802)	(322)
Other liabilities	(284)	(253)	(441)
Trade and other liabilities	(1,290)	(1,704)	(1,475)

Analysed as:
Trade and other liabilities - current	(1,173)	(1,331)	(1,342)
Other liabilities - non-current	(117)	(373)	(133)
Total trade and other liabilities	(1,290)	(1,704)	(1,475)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

Trade and other liabilities includes the impact of adoption of IFRS 15 in 2018 (see note 1b). This impact increased trade payables by £122m and deferred income by £28m at 30 June 2018. Comparatives have not been restated.

Included in other current liabilities in the full year 2017 is a liability of £151m in respect of the remaining commitment on the share buyback programme. This liability was paid in full in the first half of 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

13.     Business combinations

There were no significant acquisitions in the year and there were no material adjustments to prior year acquisitions. The net cash outflow relating to acquisitions in the period is shown in the table below:

all figures in £ millions	Total

Cash - Current year acquisitions	-
Deferred payments for prior year acquisitions and other items	(5)
Net cash outflow on acquisitions	(5)

14.     Disposals

In March 2018, Pearson completed the sale of its Wall Street English language teaching business (WSE) resulting in a pre-tax profit on sale of £184m. Tax on the disposal is estimated at £14m. In May 2018 Pearson disposed of the equity interest in UTEL, the online University partnership in Mexico realising a gain of £19m before tax of £2m.  An analysis of disposals is shown below.

all figures in £ millions	WSE	UTEL	Other	Total

Property, plant and equipment	(17)	-	-	(17)
Intangible assets	(15)	-	(3)	(18)
Investments in joint ventures and associates	-	(3)	-	(3)
Net deferred income tax assets	(1)	-	-	(1)
Intangible assets - pre publication	(8)	-	-	(8)
Inventories	(1)	-	-	(1)
Trade and other receivables	(30)	-	(1)	(31)
Cash and cash equivalents (excluding overdrafts)	(119)	-	-	(119)
Trade and other liabilities	165	-	5	170
Cumulative translation adjustment	4	-	-	4
Net (assets) / liabilities disposed	(22)	(3)	1	(24)

Cash proceeds	212	22	-	234
Deferred proceeds	-	-	2	2
Fair value of financial asset acquired	-	-	3	3
Costs of disposal	(6)	-	(2)	(8)
Gain on disposal	184	19	4	207

Cash flow from disposals
Proceeds - current period disposals	212	22	-	234
Cash and cash equivalents disposed	(119)	-	-	(119)
Costs and other disposal liabilities paid	(4)	-	(9)	(13)
Net cash inflow / (outflow) from disposals	89	22	(9)	102

Analysed as:
Disposal of subsidiaries, net of cash disposed	89	-	(5)	84
Proceeds from sale of joint ventures and associates	-	22	(4)	18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

15.     Net debt

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Non-current assets
Derivative financial instruments	72	125	140
Current assets
Derivative financial instruments	-	6	-
Marketable securities	-	11	8
Cash and cash equivalents (excluding overdrafts)	330	458	518
Non-current liabilities
Borrowings	(1,069)	(1,816)	(1,066)
Derivative financial instruments	(58)	(175)	(140)
Current liabilities
Borrowings	(33)	(266)	(19)
Derivative financial instruments	(17)	(1)	-
Total	(775)	(1,658)	(559)
Cash and cash equivalents classified as held for sale	-	25	127
Net debt	(775)	(1,633)	(432)

In January 2018, Pearson repurchased €250m of its €500m Euro 1.875% Notes due May 2021 and €200m of its €500m Euro 1.375% Notes due May 2025. Borrowings at 30 June 2018 include seasonal drawings on the Group's revolving credit facility (RCF) of £411m (2017 half year: £150m, 2017 full year: £nil).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

16.     Classification of assets and liabilities measured at fair value
	---------Level 2---------			-----Level 3------
all figures in £ millions	Available for sale assets	Derivatives	Other assets	FVOCI investments / Available for sale assets	Other liabilities	Total fair value
2018 half year

Investments in unlisted securities	-	-	-	86	-	86
Marketable securities	-	-	-	-	-	-
Derivative financial instruments	-	72	-	-	-	72
Total financial assets held at fair value	-	72	-	86	-	158

Derivative financial instruments	-	(75)	-	-	-	(75)
Total financial liabilities held at fair value	-	(75)	-	-	-	(75)

2017 half year

Investments in unlisted securities	-	-	-	86	-	86
Marketable securities	11	-	-	-	-	11
Derivative financial instruments	-	131	-	-	-	131
Total financial assets held at fair value	11	131	-	86	-	228

Derivative financial instruments	-	(176)	-	-	-	(176)
Total financial liabilities held at fair value	-	(176)	-	-	-	(176)

2017 full year

Investments in unlisted securities	-	-	-	77	-	77
Marketable securities	8	-	-	-	-	8
Derivative financial instruments	-	140	-	-	-	140
Total financial assets held at fair value	8	140	-	77	-	225

Derivative financial instruments	-	(140)	-	-	-	(140)
Total financial liabilities held at fair value	-	(140)	-	-	-	(140)

On adoption of IFRS 9 'Financial Instruments' on 1 January 2018, the Group's financial investments (previously categorised as available for sale assets) continue to be recognised at fair value as FVOCI investments (see also note 1c) .

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

16.     Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of FVOCI investments previously known as available for sale assets (see note 1c) is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of the Group's bonds is £656m (2017 half year: £1,886m, 2017 full year: £1,066m) compared to their carrying value of £655m (2017 half year: £1,899m, 2017 full year: £1,062m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Investments in unlisted securities
At beginning of period	77	65	65
Exchange differences	2	(3)	(4)
Additions	5	3	3
Fair value movements	2	21	13
Disposals	-	-	-
At end of period	86	86	77

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

17.     Cash flows

all figures in £ millions	2018	2017	2017
	half year	half year	full year

Reconciliation of profit / (loss) for the period to net cash (used in) / generated from operations

Profit / (loss) for the period	189	(16)	408
Income tax	13	6	13
Depreciation, amortisation and impairment charges	123	155	313
Net (profit) / loss on disposal of businesses	(207)	6	(128)
Net loss on disposal of fixed assets	6	-	12
Net finance costs	31	26	30
Share of results of joint ventures and associates	(15)	(43)	(78)
Net foreign exchange adjustment	8	(6)	(26)
Share-based payment costs	19	19	33
Pre-publication	(13)	(8)	(35)
Inventories	(19)	(13)	24
Trade and other receivables	(16)	54	133
Trade and other liabilities	(241)	(231)	6
Retirement benefit obligations	(4)	(169)	(232)
Provisions for other liabilities and charges	(5)	1	(11)
Net cash (used in) / generated from operations	(131)	(219)	462

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

17.     Cash flows continued

all figures in £ millions	note	2018	2017	2017
		half year	half year	full year

Reconciliation of net cash (used in) / generated from operations to closing net debt

Net cash (used in) / generated from operations		(131)	(219)	462
Dividends from joint ventures and associates		66	60	458
Less: re-capitalisation dividends from PRH		(51)	-	(312)
Net purchase of PPE including finance lease principal payments		(33)	(32)	(87)
Net purchase of intangible assets		(80)	(79)	(150)
Add back: cost of major restructuring paid		27	24	71
Add back: special pension contribution		-	174	227
Operating cash flow		(202)	(72)	669
Operating tax paid		(8)	(33)	(75)
Net operating finance costs paid		(18)	(39)	(69)
Operating free cash flow		(228)	(144)	525
Costs of major restructuring paid		(27)	(24)	(71)
Special pension contribution		-	(174)	(227)
Free cash flow		(255)	(342)	227
Dividends paid (including to non-controlling interests)		(93)	(277)	(318)
Net movement of funds from operations		(348)	(619)	(91)
Acquisitions and disposals		94	(21)	416
Re-capitalisation dividends from PRH		51	-	312
Purchase of treasury shares		-	-	-
Loans repaid / (advanced)		46	(5)	(13)
New equity		3	4	5
Buyback of equity		(153)	-	(149)
Other movements on financial instruments		1	3	14
Net movement of funds		(306)	(638)	494
Exchange movements on net debt		(37)	97	166
Movement in net debt		(343)	(541)	660
Opening net debt		(432)	(1,092)	(1,092)
Closing net debt	15	(775)	(1,633)	(432)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Dividends received from associates include dividends from PRH in the first half of 2018 of £51m and in the second half of 2017 of £312m relating to the re-capitalisation of PRH. The re-capitalisation was part of the transaction that included the sale of 22% of our equity interest in the venture.

Special pension contributions of £174m for the first half of 2017 and £227m for the full year of 2017 were made as part of the agreements relating to the PRH merger in 2013 and the sale of the FT Group in 2015. There were no special pension contributions in the first half of 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2018

18.     Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

As previously reported, on 24 November 2017 the European Commission published an opening decision that the United Kingdom controlled foreign company group financing partial exemption ("FCPE") constitutes State Aid.  No final decision has yet been published, and may anyway be challenged by the UK tax authorities. The Group has benefited from the FCPE in 2018 and prior periods by approximately £103m. At present the Group believes no provision is required in respect of this issue.

19.     Related parties

At 30 June 2018 the Group had loans to Penguin Random House (PRH) of £nil (2017 half year: £38m, 2017 full year: £46m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year.

At 30 June 2018, the Group also had a current asset receivable from PRH of £13m (2017 half year: £12m, 2017 full year: £19m) mainly arising from PRH's management of accounts receivable balances on Pearson's behalf and a current liability payable of £nil (2017 half year: £nil, 2017 full year: £3m) arising from the provision of services. Service fee income from PRH was £1m in the first half of 2018 (2017 half year: £1m, 2017 full year: £3m).

During the period the Group received dividends of £66m (2017 half year: £60m, 2017 full year: £458m) from PRH including £312m in the second half of 2017 and £51m in the first half of 2018 relating to the re-capitalisation of the venture following Pearson's disposal of part of its share. At 31 December 2017 the Group had a dividend receivable from PRH of £49m which was due in respect of re-capitalisation. There were no dividends receivable at either 30 June 2018 or 30 June 2017.

Apart from transactions with the Group's associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

20.     Events after the balance sheet date

There were no significant post balance sheet events.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●  An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●  Material related party transactions in the first six months and any material changes in related party transactions described in the 2017 Annual Report.

The directors of Pearson plc are listed in the 2017 Annual Report. There have been no changes to the Board since the publication of the Annual Report.

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
26 July 2018

Coram Williams
Chief Financial Officer
26 July 2018

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Pearson plc's condensed consolidated financial statements (the 'interim financial statements') in the Interim Financial Report of Pearson plc for the six month period ended 30 June 2018.  Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting' as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

●  the condensed consolidated balance sheet at 30 June 2018;
●  the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●  the condensed consolidated statement of changes in equity for the period then ended;
●  the condensed consolidated cash flow statement for the period then ended; and
●  the explanatory notes to the condensed consolidated financial statements.

The interim financial statements included in the Interim Financial Report have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The Interim Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Interim Financial Report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the Interim Financial Report based on our review.  This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Interim Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

26 July 2018

London

a)   The maintenance and integrity of the Pearson plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b)   Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 July 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary